                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                      No    X
                -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: September 25, 2003        By             /s/ Lora  Ho
                                   -------------------------------------
                                   Lora  Ho
                                   Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                          For the month of August 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of August 2003.

1) The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

----------------------------------------------------------------------------------------------------------------------------------
 Title           Name                Number of shares held    Number of shares held as   Number of shares held as       Changes
                                       when elected (for            July 31, 2003            August 31, 2003
                                         Directors and
                                     Supervisors as June 3,
                                            2003)
----------------------------------------------------------------------------------------------------------------------------------
Chairman         Morris Chang             91,669,112               102,387,366                102,383,349                 -4,017
----------------------------------------------------------------------------------------------------------------------------------
Vice President   S.Y. Chiang                                        10,459,909                 10,429,909                -30,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   C. C. Wei                                           4,139,721                  4,010,721               -129,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Mark Liu                                            8,723,995                  8,613,995               -110,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Genda Hu                                            1,477,508                  1,459,508                -18,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Chung-Shih Hsu                                      1,119,724                  1,074,724                -45,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Kenneth Kin                                         2,292,515                  2,232,515                -60,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Ping Yang                                           5,671,812                  5,461,812               -210,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Richard Thurston                                      884,309                    874,309                -10,000
----------------------------------------------------------------------------------------------------------------------------------
Vice President   Chiam Wu                                              554,417                    577,000                 22,583
----------------------------------------------------------------------------------------------------------------------------------
Senior Director  L.C. Tu                                             7,284,701                  6,284,701             -1,000,000
----------------------------------------------------------------------------------------------------------------------------------

1. The Philips Electronics, B.V. appoints 2 directors and 1 supervisor.
2. The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:None.

3) The acquisition of assets: (Unit:$Thousand)

------------------------------------------------------------------------------
       Description of assets                                  Purchase price
------------------------------------------------------------------------------
Manufacturing Equipment                                            NT$558,249
------------------------------------------------------------------------------
US$ Liquid Reserves Fund                                            US$20,000
------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.